Exhibit (h)(2)

OXFORD PARK INCOME FUND, INC.

DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

WHEREAS, Oxford Park Income Fund, Inc. (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund, in reliance upon that certain exemptive order issued to Oxford Park Income Fund, Inc. and Oxford Park Management, LLC by the Securities and Exchange Commission, is permitted to offer multiple classes of shares (the “Exemptive Relief”)1; and

WHEREAS, pursuant to the Exemptive Relief, the Fund is subject to Rule 12b-1 (“Rule 12b-1”) under the 1940 Act, as if it were an open-end management investment company.

NOW, THEREFORE, the Fund hereby adopts, and Skyway Capital Markets, LLC, the Fund’s dealer manager (the “Dealer Manager”), hereby agrees to, the terms of this Distribution and Shareholder Services Plan (the “Plan”) under Rule 12b-1, with respect to the classes of shares of beneficial interest (each, a “Class”) listed on Schedule A hereto, as such Schedule A may be amended from time to time, on the following terms and conditions:

1. The Fund may pay to the Dealer Manager and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries (collectively, “Service Agents”) as compensation for the services provided and expenses incurred relating to the distribution, offering and marketing of a Class, fees as set forth in Schedule A hereto, as may be amended from time to time. Such fees shall be calculated and accrued monthly and paid monthly or at such other intervals as the Fund and the Dealer Manager shall mutually agree. In addition to the payment of the fees, the Fund may pay for: (i) due diligence expenses; (ii) the expenses in connection with the printing and mailing of prospectuses to other than current shareholders and the printing and mailing of sales literature; and (iii) expenses related to offering the Fund as an option on any distribution “platform” a Service Agent administers, including expenses for any services provided in connection therewith.

2. Any shareholder service fees may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in the Financial Industry Regulatory Authority (“FINRA”) Rule 2341. If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board of Directors of the Fund (the “Board” and each member of the Board, a “Director”) and (b) those Directors of the Fund who are not “interested persons” of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Directors”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and related agreements.

4. This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3 hereof.

[1]	In the Matter of Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Inv. Co. Act of 1940 Release No. IC-35069.

5. The Dealer Manager shall provide to the Board and the Board shall review, at least quarterly, a written report of Fund payments made in accordance with this Plan and the purposes for which such payments were made.

6. This Plan may be terminated at any time without penalty with respect to a Class of the Fund by the vote of a majority of the Independent Directors or by vote of a majority of the outstanding voting securities of such Class.

7. This Plan may not be amended to increase materially the amount payable hereunder by a Class unless such amendment is approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding voting securities of such Class, and no material amendment to this Plan shall be made unless approved in the manner provided in Paragraph 3 hereof.

8. While this Plan is in effect, the selection and nomination of the Independent Directors shall be committed to the discretion of the Independent Directors then in office.

9. The Dealer Manager may direct that all or any part of the amounts receivable by it under this Plan be paid directly to affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the rules of FINRA.

10. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

11. The obligations of the Fund hereunder are not personally binding upon, nor shall be held to the private property of, any of the Directors, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to the applicable Class(es) shall be bound.

12. This Plan only relates to those Classes stated on Schedule A hereto and the fees determined in accordance with Paragraph 1 hereof shall be based upon the daily average net asset value of the Fund attributable to the applicable Class for the applicable month.

IN WITNESS WHEREOF, the Fund and the Dealer Manager have executed this Plan as of the day and year set forth below.

Dated: July 25, 2024

OXFORD PARK INCOME FUND, INC.

By:	/s/ Saul B. Rosenthal
Name:	Saul B. Rosenthal
Title:	President

SKYWAY CAPITAL MARKETS, LLC

By:	/s/ Rob Woomer
Name:	Rob Woomer
Title:	Chief Executive Officer

SCHEDULE A

1.	Class A, Class C and Class I – Shareholders of Class A, Class C and Class I shares will not be subject to a fee under this Plan.

2.	Class L – Shareholders of Class L shares are subject to a distribution and/or shareholder servicing fee at an annual rate of 0.50% of the daily average net asset value of the Fund attributable to the applicable Class for the applicable month, 0.25% of which shall be a “distribution fee” and 0.25% of which shall be a “shareholder servicing fee.” Such fee shall be calculated and accrued monthly (before repurchases of any Class L shares).

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